Vericity, Inc.

8700 West Bryn Mawr Avenue

Suite 900S

Chicago, Illinois 60631

June 17, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Erin Jaskot
Jeffrey Gabor

Re:	Vericity, Inc.

Registration Statement on Form S-1 (File No. 333-231952)

Request for Acceleration of Effective Date

Ladies and Gentleman:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Vericity, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 9:00 a.m., Eastern time, on June 20, 2019, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Locke Lord LLP, by calling Laura Crotty at (312) 443-0628.

Under separate cover, you will receive today a letter from the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Vericity, Inc.

By: /s/ John Buchanan
Name: John Buchanan
Title: Executive Vice President, General Counsel and Corporate Secretary

cc:	Locke Lord LLP

J. Brett Pritchard